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Jackie Hansen, CPA

Chief Financial Officer - Bellwether Housing

United States · 192 connections · See contact info

Bellwether Housing

Salem State College

Experience

Chief Financial Officer
Bellwether Housing
Oct 2018 – Present · 9 mos
Seattle

Chief Financial Officer
The Tulalip Tribes
May 2010 – Sep 2018 · 8 yrs 5 mos
Tulalip

Audit Manager
Peterson Sullivan LLP
Jul 2009 – May 2010 · 11 mos
Seattle

Audit Manager
Clark Nuber
Jul 2005 – May 2009 · 3 yrs 11 mos
Bellevue

Audit Senior
Moss Adams LLP
Jan 2000 – Jul 2005 · 5 yrs 7 mos
Bellingham, Washington Area

Education

Salem State College
Bachelor's degree, Accounting, GPA 3.89
1997 – 2000
Activities and Societies: Delta Mu Delta

Becker College
Associate of Science (AS), Accounting and Business/Management
1990 – 1992

Certified Public Accountant

Skills & Endorsements

Auditing · 14

Endorsed by **Jeanne Nguyen, CPA, who is highly skilled at this**

Endorsed by **2 of Jackie's colleagues at The Tulalip Tribes**

Accounting · 11

Endorsed by **2 of Jackie's colleagues at The Tulalip Tribes**

Endorsed by **6 people who know Accounting**

Internal Controls · 9

Endorsed by **Carrie Stockwell, who is highly skilled at this**

Endorsed by **2 of Jackie's colleagues at Moss Adams**

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